SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

(Under the Securities Exchange Act of 1934)

NETWORK DEALER SERVICES HOLDING CORP.

 (Name of Issuer)

Common Voting Stock

(Title of Class of Securities)

64128M 104

(CUSIP Number)

Leonard W. Burningham, Esq.

455 East 500 South, Suite 205

Salt Lake City, UT 84111

(801-363-74ll)

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 19, 2010

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

1.         NAMES OF REPORTING PERSONS: SMITH CORPORATE SERVICES, INC.

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):  27-1915343.

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                     (a)  [   ]

                     (b)  [X]

3.         SEC USE ONLY

4.         SOURCE OF FUNDS:  PF 75,000  shares purchased in the 2006 offering of the Issuer ($3,000) and acquired 541,000 additional shares of the Issuer’s from certain other shareholders (four in total), which included 331,000 shares issued from James P. Doolin, the Issuer’s former President, for an aggregate of $5,401 or $0.01 per share.

            OO 3,755,826 shares acquired pursuant to Consulting Agreement dated August 25, 2008, upon the closing of the Merger (as defined below).

5.         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ] OR 2(e) [ ]

                     None; not applicable.

6.         CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States.

 NUMBER OF SHARES                       7. SOLE VOTING POWER: 4,156,826.

 BENEFICIALLY OWNED                   8. SHARED VOTING POWER: None.

 BY EACH REPORTING PERSON       9. SOLE DISPOSITIVE POWER: 4,156,826.

                                                             10. SHARED DISPOSITIVE POWER: None.

11.       AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,156,826.

12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

No shares are excluded in the numerical or percentage computations herein.

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%.

14.       TYPE OF REPORTING PERSON.

CO.

Item 1.  Security and Issuer.

Title of Securities:  Common Stock, par value $0.001 per share.

Name of Issuer:  Network Dealer Services Holding Corp., a Utah corporation (the “Company”).

1725 East 1450 South, Suite 340, Clearfield, Utah  84015.

Item 2.  Identify and Background.

(a)        Name of Persons Filing.  This Schedule 13D is being filed for Smith Corporate Services, a Utah corporation (sometimes called “SCS” herein).

(b)        Address: 455 East 500 South, Suite 201, Salt Lake City, UT  84111.

(c)        Principal Occupation:  Consulting services.

(d)        During the last five years, SCS and its directors, executive officers or shareholders have not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)        During the last five years, SCS and its directors, executive officers or shareholders have not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which that person would have been subject to any judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to federal or state securities laws, rules or regulations or finding any violation with respect to such laws, rules or regulations.

(f)        United States.

Item 3.  Source and Amount of Funds or Other Consideration

SCS had owned 75,000 shares of the Issuer since 2004 (representing about 4% of the pre-Merger outstanding voting securities that were purchased in the 2006 offering of the Issuer under Rule 504 of Regulation D), and acquired 541,000 additional shares from certain other shareholders of the Issuer (four in total), which included 331,000 shares from the former President, James P. Doolin, all of which were acquired for an aggregate of $5,410 or $0.01 per share. Pursuant to an Agreement and Plan of Merger (the “Merger Agreement” and the “Merger”), on or about December 31, 2009, the Company issued SCS an additional 3,755,826 shares of the common stock that were “restricted securities” (150,000 shares of which were sold for $0.01 and 65,000 of which were gifted) for aggregate total SCS holdings of 4,156,826 shares or approximately 9.0% of the post-Merger outstanding voting securities.

Item 4.  Purpose of Transaction.

SCS does not have any plans or proposals that relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D; however, all of such shares were acquired on and subject to the closing of the Merger.

Item 5.  Interest in Securities of the Issuer.

(a)        Amount Beneficially Owned.  As of the date hereof, SCS owns 4,156,826 (approximately 9.0%) of the Company’s outstanding common stock, such computation being based upon the number of shares reflected as being outstanding in the Company’s Form 10/A-1 Registration Statement dated July 15, 2010.

(b)        Number of shares as to which such person has:

            Sole power to vote or to direct vote: 4,156,826.

            Shared power to vote or to direct the vote: 0.

            Sole power to dispose or to direct the disposition of: 4,156,826.

            Shared power to dispose or to direct the disposition of: 0.

(c)        None.

(d)        None; not applicable.

(e)        Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to   Securities of the Issuer.

See Item 4.

Item 7.  Materials to be Filed as Exhibits.

None.

SIGNATURE

After a reasonable inquiry and of my best knowledge and belief, and for and on behalf of Smith Corporate Services, Inc., duly authorized, I certify that the information set forth in this statement is true, complete and correct.

Dated:  7/19/2010                                              /s/  Karl S. Smith________________

                                                                        By:  Karl S. Smith, President

                                                                        Smith Corporate Services, Inc.